UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940

 _________________________

Deferred Profit-Sharing Plan for Hourly Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	5
Notes to Financial Statements	6

Supplemental Schedule*
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Plan Participants of the Deferred Profit-Sharing Plan for Hourly Employees:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 14, 2018

We have served as the Plan’s auditor since at least 1994. We have not determined the specific year we began serving as auditor of the Plan.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2017	2016
Investments at fair value:
Plan’s interest in Master Trust A	$229,762	$214,960
Plan’s interest in Master Trust B	841,712	848,130
Investments at fair value	1,071,474	1,063,090
Investments at contract value:
Plan’s interest in Master Trust A for fully-benefit responsive investment contracts	204,815	213,007
Total investments	1,276,289	1,276,097
Receivables:
Employer’s contribution	14,967	17,209
Participants’ contributions	112	126
Notes receivable from participants	18,314	19,056
Total receivables	33,393	36,391

Net assets available for benefits	$1,309,682	$1,312,488

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2017
Additions to net assets attributed to:
Investment income:
Plan’s interest in income from Master Trust A	$36,074
Plan’s interest in income from Master Trust B	85,550
Total investment income	121,624

Interest income on notes receivable from participants	820

Contributions to the Plan:
By employer	21,647
By participants	15,881
Total contributions	37,528

Total additions	159,972

Deductions from net assets attributed to:
Withdrawals and distributions	(161,706)

Total deductions	(161,706)

Net decrease prior to transfers	(1,734)

Transfer to the Salaried Plan	(1,086)
Transfer from the Salaried Plan	14

Net decrease	(2,806)

Net assets available for benefits:
Beginning of year	1,312,488
End of year	$1,309,682

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible hourly-paid employees, as discussed below in Plan Participation, of Philip Morris USA Inc. (“PM USA”), U.S. Smokeless Tobacco Company LLC (“USSTC”), John Middleton Co. (“Middleton”), Nu Mark LLC (“Nu Mark”) and Ste. Michelle Wine Estates Ltd. (“SMWE”) (individually, a “Participating Company”; collectively, the “Participating Companies”), all of which are subsidiaries of Altria Group, Inc. The Plan is designed to provide eligible employees with company contributions, the opportunity for employees to make contributions on a before-tax and/or after-tax basis, company match contributions on employee contributions, and tax-advantaged investment of the Plan accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “Kraft Heinz Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on an hourly-paid employee’s Participating Company affiliation and eligibility to participate in a company-sponsored pension plan, as follows:

•	“Richmond Hourly Participants”

◦	Union-represented employees of PM USA who participate in the Altria Retirement Plan are eligible to make employee contributions and to receive a company contribution and company match contributions;

◦
Union-represented employees of PM USA and non-union employees of USSTC, Middleton and Nu Mark who are employed at a Richmond manufacturing facility and who do not participate in a company-sponsored pension plan are eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions;

•
Union-represented employees of USSTC who are employed at the Nashville or Franklin Park manufacturing facilities are eligible to make employee contributions and to receive company match contributions; and

•	Union-represented non-agricultural employees of SMWE are eligible to make employee contributions and to receive company match contributions.

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NOTES TO FINANCIAL STATEMENTS

Employee Contributions
Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the amount of before-tax contributions for a calendar year. A participant’s before-tax contribution was limited to $18,000 in 2017 and 2016 with a Plan limitation of thirty-five percent (35%) of eligible compensation on the total amount of before-tax and after-tax contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2017 and 2016, the catch-up contribution was limited to $6,000.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – In general, the formula to compute the company contribution for Richmond Hourly Participants who have completed twenty-four months of service (twelve months in the case of Richmond Hourly Participants who do not participate in a company-sponsored pension plan), is as follows:

	Target adjusted diluted EPS growth rate *
If Altria Group, Inc.’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria Group, Inc., generally in late January of each year.
Supplemental company contribution – A supplemental company contribution equal to five percent (5%) of each eligible participant’s compensation is made on behalf of Richmond Hourly Participants who are eligible for a company contribution and who do not participate in a company-sponsored pension plan.
Limit on company and supplemental company contribution – The aggregate company and supplemental company contribution to the Plan cannot exceed three percent (3%) of Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Plan”) proportionally based on the aggregate compensation of eligible participants in each plan.
Company match contributions – Participants who make before-tax and/or after-tax contributions for a payroll period will receive company match contributions, as follows:

•
Richmond Hourly Participants who do not participate in a company-sponsored pension plan - dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for payroll periods following the completion of 90 days of service;

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NOTES TO FINANCIAL STATEMENTS

•	Richmond Hourly Participants who participate in the Altria Retirement Plan - dollar for dollar, up to the first five percent (5%) of eligible compensation that is contributed for a payroll period;

•
USSTC participants who are employed at the Nashville or Franklin Park manufacturing facilities - dollar for dollar, up to the first six percent (6%) of eligible compensation that is contributed for payroll periods following the completion of one year of service; and

•	SMWE participants - $0.50 for each dollar, up to the first six percent (6%) of eligible compensation that is contributed for payroll periods following the completion of one year of service.
Participant Accounts
Each participant’s Plan accounts are credited with any employee and employer contributions and the allocated share of the investment activities for each investment option in which he or she participates.
Vesting
Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a common/collective trust.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the Kraft Heinz Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and Kraft Heinz Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2017 were approximately $15 million. Altria Stock dividends payable in cash directly to participants as of December 31, 2017 and 2016 were each approximately $4 million.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with certain assets of the Salaried Plan and all assets of the Savings Plan for Puerto Rico Employees, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with certain assets of the Salaried Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

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NOTES TO FINANCIAL STATEMENTS

Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request. Loan repayment periods are up to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
On January 1, 2017, Plan management retrospectively adopted Accounting Standards Update No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Master Trust Reporting that clarifies certain presentation and disclosure requirements for employee benefit plans that hold interests in master trusts. As a result of the adoption, the dollar amount of the Plan’s interest in each general type of investment is disclosed in addition to the master trust’s balances in each general type of investment in Note 3 - Master Trust A Investments (“Note 3”) and Note 4 - Master Trust B Investments (“Note 4”). Additionally, the disclosure indicating the percentage of the Plan’s interest in each Master Trust has been removed from Note 3 and Note 4. Prior year disclosures have been conformed with the current year’s presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan offers diversified investment options in investment securities, other than the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Valuation of Investment in Master Trusts
The Plan’s investment in the Master Trusts and share of investment activities are based upon the total of the participants’ Plan accounts.

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NOTES TO FINANCIAL STATEMENTS

Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. See Note 5 - Fair Value Measurements for a detailed discussion of fair value measurements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants generally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for a detailed discussion of fully benefit-responsive investment contracts.
Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.

Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks) and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction.

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NOTES TO FINANCIAL STATEMENTS

3.	Master Trust A Investments
At December 31, 2017 and 2016, the net assets of Master Trust A were as follows (in thousands of dollars):

	2017		2016
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Common/collective trusts	$1,596,966	$172,296	$1,307,421	$143,174
Registered investment companies	321,590	23,797	327,235	26,718
Government securities	139,012	31,682	142,874	33,709
Other	4,136	1,987	28,783	11,359
Investments at fair value	2,061,704	229,762	1,806,313	214,960
Investments at contract value:
Fully benefit-responsive investment contracts	746,581	204,815	749,856	213,007
Total Investments	2,808,285	434,577	2,556,169	427,967

Receivables:
Interest and dividend income	412	—	289	—

Net assets	$2,808,697	$434,577	$2,556,458	$427,967

Master Trust A investment activities for the year ended December 31, 2017 were as follows (in thousands of dollars):

Interest and dividends	$33,952
Net appreciation in fair value of investments	311,282
Investment income, net	$345,234
As discussed in Note 2 - Summary of Significant Accounting Policies - Valuation of Investments in Master Trusts, the Plan’s investment in Master Trust A and share of investment activities are based upon the total of the participants' Plan accounts. Certain transactions in process at year-end may result in differences between Master Trust A net assets and the total of the participants’ Plan accounts. These differences were not material as of December 31, 2017 and 2016.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund.
A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. The interest rates for traditional GICs are either agreed to in advance with the issuer or vary based on agreed formulas, but cannot be less than zero. Master Trust A had no traditional GICs as of December 31, 2017 and 2016.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value. The contract value of the synthetic GICs was approximately $747 million and $750 million at December 31, 2017 and 2016, respectively.
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or

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NOTES TO FINANCIAL STATEMENTS

other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not cured within the applicable period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; or failure to adhere to investment guidelines.

4.	Master Trust B Investments
At December 31, 2017 and 2016, the net assets of Master Trust B were as follows (in thousands of dollars):

	2017		2016
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Common stocks:
Altria Stock	$2,227,992	$702,911	$2,183,941	$704,743
PMI Stock	536,595	116,716	527,709	116,673
Mondelēz Stock	68,962	11,305	81,839	13,657
Kraft Heinz Stock	42,388	6,938	54,679	9,019
Cash and cash equivalents	38	17	23	11
Total investments at fair value	2,875,975	837,887	2,848,191	844,103

Receivable - dividend income	17,761	3,825	17,946	4,027

Net assets	$2,893,736	$841,712	$2,866,137	$848,130
Master Trust B investment activities for the year ended December 31, 2017 were as follows (in thousands of dollars):

Dividends on common stocks	$105,515
Net appreciation in common stocks	196,748
Investment income	$302,263

5.	Fair Value Measurements
FASB authoritative guidance provides a framework for measuring fair value. This framework provides a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

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NOTES TO FINANCIAL STATEMENTS

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for investments measured at fair value.
There were no Level 3 holdings or transactions in the Master Trusts’ investment assets at December 31, 2017 and 2016.
Registered Investment Companies
Investments in registered investment companies are valued at the closing net asset value (“NAV”) publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.

Cash & Cash Equivalents
Cash and cash equivalents are valued at cost that approximates fair value.
The methods described above are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Common/Collective Trusts
Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common/collective trust investments include equity index funds, a U.S. diversified bond fund and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, MSCI Europe, Australasia, and the Far East Index, and Barclays US Aggregate Bond Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the NAV, which is provided by the investment account manager as a practical expedient to estimate fair value. These investments are not classified by level but are disclosed to permit reconciliation to the fair value of Master Trust A investment assets. As of December 31, 2017, the table summarizing additional disclosures related to Master Trust A investments measured at NAV as a practical expedient to estimate fair value has been revised to better reflect the underlying nature and risks of the investments. Certain common/collective trust investments as of December 31, 2016 have been reclassified to conform with the current year’s presentation.

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NOTES TO FINANCIAL STATEMENTS

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2017 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$321,590	$—	$321,590
Government securities	—	139,012	139,012
Other	—	4,136	4,136

	$321,590	$143,148	464,738
Investments measured at NAV as a practical expedient for fair value:
Common collective trusts			1,596,966

Total Master Trust A investments at fair value			$2,061,704

Master Trust B
Common stocks	$2,875,937	$—	$2,875,937
Cash and cash equivalents	38	—	38

Total Master Trust B investments at fair value	$2,875,975	$—	$2,875,975

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2016 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$327,235	$—	$327,235
Government securities	—	142,874	142,874
Other	—	28,783	28,783

	$327,235	$171,657	498,892
Investments measured at NAV as a practical expedient for fair value:
Common collective trusts			1,307,421
		`
Total Master Trust A investments at fair value			$1,806,313

Master Trust B
Common stocks	$2,848,168	$—	$2,848,168
Cash and cash equivalents	23	—	23

Total Master Trust B investments at fair value	$2,848,191	$—	$2,848,191

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NOTES TO FINANCIAL STATEMENTS

The following table summarizes additional disclosures related to Master Trust A investments measured at NAV as a practical expedient to estimate fair value as of December 31, 2017 and 2016 (in thousands of dollars):

	Fair Value
Common/Collective Trusts	2017	2016	Redemption Frequency	Redemption Notice Period
U.S. equity index	$1,154,891	$1,018,223	Daily	None
International equity index	$211,859	$163,173	Daily	None
U.S. fixed income	$230,216	$126,025	Daily	None

6.	Related Party Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2017 and 2016, Master Trust B participant purchases of Altria Stock were approximately $474 million and $633 million, respectively, and participant sales of Altria Stock were approximately $550 million and $673 million, respectively. For the year ended December 31, 2017, Master Trust B earned approximately $201 million, related to dividends and net appreciation from the investment in Altria Stock. Master Trust A investments include common/collective trusts managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these common/collective trusts was approximately $682 million and $525 million as of December 31, 2017 and 2016, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Termination
The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the annual cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated September 6, 2017, the Internal Revenue Service (“IRS”) has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the related Master Trusts are, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes the Plan continues to be designed and operated in accordance with the applicable provisions of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of the Plan’s interest in Master Trust A and the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2017 and 2016 (in thousands of dollars):

	2017	2016
Plan’s interest in Master Trust A at fair value	$229,762	$214,960
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts at contract value	204,815	213,007
	434,577	427,967
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,419	2,820
Plan’s interest in Master Trust A at fair value per the Form 5500	$435,996	$430,787

	2017	2016
Net assets available for benefits per the financial statements	$1,309,682	$1,312,488
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,419	2,820
Net assets available for benefits per the Form 5500	$1,311,101	$1,315,308

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017 (in thousands of dollars):

2017
Change in net assets available for benefits per the financial statements	$(2,806)
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	(1,401)
Change in net assets available for benefits per the Form 5500	$(4,207)

Deferred Profit-Sharing Plan for Hourly Employees
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$435,995,677

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$841,712,477

*	Notes receivable from participants	Interest rates range from 3.25% to 9.00% Maturity dates through 2042	n/a	$18,314,330
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation, Benefits and HR Services of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

By	/s/ SCOTT D. SCOFIELD
Scott D. Scofield, Vice President, Compensation, Benefits and HR Services, Altria Client Services LLC
Date: June 14, 2018